November 6, 2006

VIA EDGAR, FEDERAL EXPRESS AND FAX (202) 772-9209
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:              Ms. Linda VanDoorn

Re:                               Trammell Crow Company
Form 10-K for the Fiscal Year ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 001-13531

Dear Ms. VanDoorn:

In regard to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in a comment letter dated October 24, 2006 (the “Comment Letter”), Trammell Crow Company (the “Company”) respectfully submits the following responses.  For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided a response below each comment.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Income, page F-6

1.                                      We have read and considered your response to comment two and believe that gains on sales should not be reported as a component of revenue.  In future filings, the gain on disposition of real estate should be classified as operating income in accordance with Rule 5-03 of Regulation S-X.

Response:  We will comply with your request in future filings.

If we can be of any further assistance, please do not hesitate to contact me at 214-863-3006.

Sincerely,

/s/ ARLIN E. GAFFNER
Arlin E. Gaffner
Chief Accounting Officer